Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

Tel:  215.963.5000

Fax:  215.963.5001

www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

October 27, 2015

FILED AS EDGAR CORRESPONDENCE

Mark A. Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on the Preliminary Proxy Statement for SEI Institutional Managed Trust, SEI Institutional International Trust, SEI Institutional Investment Trust, SEI Tax Exempt Trust, SEI Daily Income Trust and SEI Asset Allocation Trust

Dear Mr. Cowan:

Set forth below are your comments (as provided via teleconference on October 16, 2015), and our responses on the preliminary proxy statement on Schedule 14A, filed on behalf of SEI Institutional Managed Trust, SEI Institutional International Trust, SEI Institutional Investment Trust, SEI Tax Exempt Trust, SEI Daily Income Trust and SEI Asset Allocation Trust (individually, a “Trust” and collectively, the “Trusts”) filed with the Securities and Exchange Commission (“SEC”) on October 9, 2015.

1.              Comment:  Please confirm that all omitted or incomplete information will be provided in the final proxy statement.

Response:  We confirm that any information that was omitted or bracketed in the preliminary proxy statement filing will be included in the final proxy statement.

2.              Comment:  Please provide a grid or chart to show which proposals are being voted on by each Trust.

Response:  In response to your comment we have included a chart in the section of the proxy statement titled “The Proposals” that summarizes which Trusts will be asked to vote on which proposals.

3.              Comment:  With respect to Proposal 2, please add language to clarify that each Agreement and Declaration of Trust will only be amended to reduce the quorum requirement to the extent permitted under the Investment Company Act of 1940 (the “1940 Act”).

Response:  In response to your comment, we have provided throughout the document additional language to clarify that each Agreement and Declaration of Trust will only be amended to reduce the quorum requirement to the extent permitted under the 1940 Act.

4.              Comment:  Please revise the second Question & Answer to more accurately reflect the requirements of Section 16 of the 1940 Act.

Response:  In response to your comment, we have revised this disclosure to clarify that, pursuant to Section 16 of the 1940 Act, trustees may only be appointed to a board to fill a vacancy.

5.              Comment:  Please elaborate on the disclosure in the third Question & Answer relating to the Board’s determination to recommend adding a new trustee.

Response:  In response to your comment, we have enhanced the disclosure to include the nominee’s knowledge of financial services and investment management as part of the factors considered by the Board.

6.              Comment:  Please elaborate on the disclosure in the sixth Question & Answer regarding why the Board is recommending that shareholders vote to reduce the quorum requirement.

Response:  In response to your comment, we have enhanced the disclosure regarding the Board’s recommendation to reduce the shareholder quorum requirement for certain of the Trusts.  As revised, the disclosure points out the time, money and resources necessary to obtain responses from the Trusts’ broad shareholder base.

7.              Comment:  Please add a disclosure about the compensation Ms. Cote has received an independent consultant.

Response:  In response to your comment, we have added a sentence indicating that Ms. Cote is paid a fee in exchange for serving as an independent consultant to the Board.

8.              Comment:  Please provide information regarding the leadership structure of the Board, as required by Item 407 of Regulation S-K and Item 7 of Schedule 14A.

Response:  In response to your comment, we have added disclosure about the Board’s leadership structure, which enhances the disclosure included in the preliminary proxy statement about the Board’s committee structure.

9.              Comment:  Please disclose supplementarily the basis for excluding the other trusts from the proxy (as indicated in the “Compensation of Trustees and Officers” section).

Response:  Currently, all of the trustees of each of SEI Insurance Products Trust, SEI Catholic Values Trust, Adviser Managed Trust and New Covenant Funds have been elected by the shareholders (or the initial shareholder) of each Trust.  Accordingly, after the appointment of Ms. Cote to fill the vacancy on the Board of each of those Trusts resulting from an increase in the size of the Board of each Trust, more than two-thirds of the trustees of each Trust have still been elected by shareholders.  After consideration, the Board determined, based on the facts it considered and in the full context of its deliberations, not to seek to propose that shareholders elect Ms. Cote as a trustee for these Trusts as well.

10.       Comment:  Please disclose the expected voting impact resulting from SIMC’s ownership and control of shares.

Response:  In response to your comment, we have added disclosure stating that the voting structure may result in a small number of shareholders determining the vote on the Proposals.

11.       Comment:  In the discussion of Proposal 2, please disclose those instances where the reduced quorum requirement would not apply (i.e., where the 1940 Act requires a higher quorum requirement).

Response:  In response to your comment, we have added disclosure regarding the voting requirements to implement a new advisory agreement or material changes to an existing advisory agreement, which require a so-called “1940 Act majority.”  We believe this disclosure informs shareholders of the most relevant instance where a higher quorum requirement would still apply.

12.       Comment:  Please provide a definition of “plurality.”

Response:  In response to your comment, we have enhanced the definition of “plurality” provided in the section titled “Required Vote.”

13.       Comment:  Please revise the “Shareholder Proposal” section to reflect that a proposal submitted could be considered for the current meeting in addition to future meetings.

Response:  In response to your comment, we have revised the disclosure accordingly.

14.       Comment:  Please revise the proxy cards so that they reflect the slate voting of Trustees verses individual Trustee voting.

Response:  In response to your comment, we have clarified the disclosure to indicate that a slate of nominees is being proposed for a shareholder vote.

I hereby acknowledge on behalf of the Trusts that: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,

/s/ John J. O’Brien

John J. O’Brien